UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under The Securities Exchange Act Of 1934


                                Gucci Group N.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                 Common Shares, nominal value NLG 2.23 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   40156610-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 23, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               Page 1 of 17 Pages

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1     NAME OF REPORTING PERSON
PINAULT-PRINTEMPS-REDOUTE S.A.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  / /
                                                                     (b)  /x/

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
BK (See Item 3)

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  /  /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
France

--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      54,375,784 (See Item 5)
      NUMBER OF
      SHARES                   -------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY                        -0-
      EACH
      REPORTING                -------------------------------------------------
      PERSON                   9      SOLE DISPOSITIVE POWER
      WITH                            54,375,784 (See Item 5)

                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,375,784 (See Item 5)

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 /  /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 54.1% (based upon outstanding shares) (See Item 5)

--------------------------------------------------------------------------------
14    TYPE OF PERSON REPORTING*
CO

--------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 7 ("Amendment No. 7") is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001 and Amendment No. 6 filed on October 26, 2001 (collectively, the "Schedule 13D"). PPR is filing this Amendment No. 7 on behalf of itself and its wholly owned subsidiary, Societe Civile de Gestion Financiere Marothi, a societe a responsabilite limite organized and existing under the laws of the Republic of France ("Marothi"), and Scholefield Goodmann BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("Scholefield").
This Amendment No. 7 relates to the common shares, nominal value NLG 2.23 per share (the "Common Shares") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "Company"). Capitalized terms used in this Amendment No. 7 without definition shall have the meanings ascribed to them in the Schedule13D.

Item 1.     Identity and background.

            Item 1 is hereby amended and supplemented as follows:

            Exhibit 1 to the Schedule 13D is amended and restated as set forth in its entirety as set forth in Exhibit 21.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and supplemented as follows:

            The funds used to purchase the 1,097,323 Common Shares described under Item 4 below were obtained by PPR from available funds.

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended and supplemented as follows:

            Scholefield acquired an additional 1,097,323 Common Shares in transactions effected on the New York Stock Exchange and the Amsterdam Stock Exchange between October 17, 2002 and December 23, 2002.

            As a result of these open market purchases and when combined with the Common Shares previously owned, as of November 30, 2002, PPR may be deemed to beneficially own 54,375,784 Common Shares. Based upon 100,460,637 Common Shares which the Company has informed PPR are outstanding, as of November 30, 2002, PPR may be deemed to beneficially own 54.1% of the outstanding Common Shares.

            Except as set forth in this Item 4, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and supplemented as follows:

            Scholefield acquired an additional 1,097,323 Common Shares in transactions effected on the New York Stock Exchange and the Amsterdam Stock Exchange between October 17, 2002 and December 23, 2002.

            As a result of these open market purchases and when combined with the Common Shares previously owned, as of November 30, 2002, PPR may be deemed to beneficially own 54,375,784 Common Shares. Based upon 100,460,637 Common Shares which the Company has informed PPR are outstanding, as of November 30, 2002, PPR may be deemed to beneficially own 54.1% of the outstanding Common Shares.

            Except as set forth in this Item 5 and in Item 4 above, none of SFP, Artemis, PPR, Purchaser and Mr. Pinault and none of the individuals named in
Exhibit 1 to the Schedule 13D (as amended by Exhibit 21) as an executive officer or director of any of SFP, Artemis, PPR and Purchaser has engaged in any transactions with respect to the Common Shares during the past 60 days.

Item 7.     Material to Be Filed as Exhibits.

            Item 7 is hereby amended and supplemented as follows:

Exhibit 21 -      Revised Name, Business Address, and Present Principal
                  Occupation of Each Executive Officer and Director of S.C.A.
                  Financiere Pinault, Artemis S.A., Pinault-Printemps-Redoute
                  S.A., Societe Civile de Gestion Financiere Marothi and
                  Scholefield Goodmann BV.

Exhibit 22 -      Common Share Purchases by Scholefield Goodmann BV on the New
                  York Stock Exchange and the Amsterdam Stock Exchange between
                  October 17, 2002 and December 24, 2002.

                                         SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

                                    PINAULT-PRINTEMPS-REDOUTE S.A.



                                    By: /s/ Serge Weinberg
                                       ---------------------------
                                       Name:  Serge Weinberg
                                       Title: Chairman and Chief Executive
                                              Officer



December 24, 2002

                                       EXHIBIT INDEX


     EXHIBIT                          DESCRIPTION

Exhibit 21 -      Revised Name, Business Address, and Present Principal
                  Occupation of Each Executive Officer and Director of S.C.A.
                  Financiere Pinault, Artemis S.A., Pinault-Printemps-Redoute
                  S.A., Societe Civile de Gestion Financiere Marothi and
                  Scholefield Goodmann BV.

Exhibit 22 -      Common Share Purchases by Scholefield Goodmann BV on the New
                  York Stock Exchange and the Amsterdam Stock Exchange between
                  October 17, 2002 and December 24, 2002.

                                                                      EXHIBIT 21

                                    GENERAL PARTNERS OF
                                 FINANCIERE PINAULT S.C.A.

Name and Principal
Business Address
Citizenship                              Position
--------------------------------------------------------------------------------

Francois PINAULT                         Managing General Partner
c/o Artemis
Citizenship:  French

Francois Jean PINAULT                    Managing General Partner
c/o Artemis
Citizenship:  French

                DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS S.A.

Name and Principal
Business Address
Citizenship                              Position
--------------------------------------------------------------------------------

Francois PINAULT                         Chairman.
c/o Artemis
Citizenship:  French

Patricia BARBIZET-DUSSART                Managing Director.
c/o Artemis
Citizenship:  French

Francois Jean PINAULT                    Managing Director.
c/o Artemis
Citizenship:  French

Jean-Louis de ROUX                       Director.
c/o Artemis
Citizenship:  French

John J. RYAN III                         Director
c/o Artemis
Citizenship:  American

Emmanuel CUEFF                           Director
c/o Artemis
Citizenship:  French

Gilles ERULIN                            Director
c/o Artemis
Citizenship:  French

Gilles PAGNIEZ                           Director
c/o Artemis
Citizenship:  French

Jean CASSMAYOU                           Director
c/o Artemis
Citizenship:  French

Xavier LARENAUDIE                        Director
c/o Artemis
Citizenship:  French

Jean-Francois PALUS                      Director
c/o Artemis
Citizenship: French

Evrard de MONTGOLFIER                    Director
c/o Artemis
Citizenship:  French

                               MANAGEMENT BOARD OF
                         PINAULT-PRINTEMPS-REDOUTE S.A.

Name and Principal
Business Address
Citizenship                              Position
--------------------------------------------------------------------------------

Serge WEINBERG                           Chairman and Chief Executive Officer.
c/o PPR
Citizenship:  French

Denis OLIVIENNES                         Director, Chief Operating Officer in
c/o PPR                                  Charge of Distribution.
Citizenship:  French

Andre GUILBERT                           Director.
c/o PPR
Citizenship:  French

Per KAUFMANN                             Director.  CEO of Conforama.
c/o PPR
Citizenship:  Swedish

Thierry FALQUE-PIERROTIN                 Director.  Chairman and CEO of Redcats
c/o Redcats                              S.A.
Citizenship:  French

                              SUPERVISORY BOARD OF
                         PINAULT-PRINTEMPS-REDOUTE S.A.

Name and Principal
Business Address
Citizenship                              Position
--------------------------------------------------------------------------------

Patricia BARBIZET-DUSSART                Chairman of the Supervisory Board.
c/o Artemis                              Managing Director of Artemis.
Citizenship:  French

Francois PINAULT                         Vice Chairman of the Supervisory
c/o Artemis                              Board.  Chairman and CEO
Citizenship:  French                     of Artemis.

Rene BARBIER DE LA SERRE                 Member of the Supervisory Board.
c/o Compagnie Financiere Edmond de       Chairman, Continental d'Entreprises.
Rothschilde
47 rue du Faubourg St. Honore
75008 Paris
Citizenship:  French

Pierre BELLON                            Member of the Supervisory Board.
c/o Sodexho Alliance                     Chairman and CEO of Sodexho Alliance SA
3 avenue Newton
78180 Montigny le Bretonneux
Citizenship:  French

Allan CHAPIN                             Member of the Supervisory Board.
c/o Compass Partners                     Director, Compass Partners
599 Lexington Avenue                     International LLC
New York, New York  10022
Citizenship:  American

Luca CORDERO DI MONTEZEMOLO              Member of the Supervisory Board.
c/o Ferrari                              Chairman, Ferrari Spa
via Abetone Inferiore 4
41053 Maranello Modena
Italy
Citizenship:  Italian

Anthony HAMILTON                         Member of the Supervisory Board.
c/o Fox Pitt Kelton Group Limited        Chairman, Fox-Pitt Kelton Group Ltd.
35 Wilson Street
London 2C2M 2UB
United Kingdom
Citizenship:  English

Francois HENROT                          Member of the Supervisory Board.
c/o Rothschild & Cie Banque              General Partner of
17, avenue Matignon                      Rothschild et Cie Banque.
75008 Paris
Citizenship:  French

Philipe LAGAYETTE                        Member of the Supervisory Board.
c/o J.P. Morgan & Cie S.A.               President of J.P.Morgan & Cie S.A.
14, Place Vendome
75001 Paris
Citizenship:  French

Alain MINC                               Member of the Supervisory Board.
c/o A.M. Conseil                         Chairman of A.M. Conseil.
10, avenue George V
75008 Paris
Citizenship:  French

Francois Jean Henri PINAULT              Member of the Supervisory Board.
c/o Artemis                              Managing Director, Financiere Pinault.
Citizenship:  French                     Director, Artemis.

Baudoin PROT                             Member of the Supervisory Board.
c/o BNP Paribas                          President and Chief Operating Office
16, boulevard des Italiens               of BNP Paribas.
75009 Paris
Citizenship:  French

Bruno ROGER                              Member of the Supervisory Board.
c/o Lazard Freres                        General Partner of Lazard Freres.
121 boulevard Hausmann
75008 Paris
Citizenship:  French

                        DIRECTORS AND EXECUTIVE OFFICERS
                 OF SOCIETE CIVILE DE GESTION FINANCIERE MAROTHI

Name and Principal
Business Address
Citizenship                              Position
--------------------------------------------------------------------------------

Gilles LINARD                            Executive Manager (Gerant)
c/o PPR
Citizenship:  French

                              DIRECTORS AND EXECUTIVE OFFICERS
                                 OF SCHOLEFIELD GOODMANN BV

Name and Principal
Business Address
Citizenship                              Position
--------------------------------------------------------------------------------

Patrice MARTEAU                          Director
c/o PPR
Citizenship:  French

                                                                     EXHIBIT 22

                COMMON SHARE PURCHASES BY SCHOLEFIELD GOODMANN BV
             ON THE NEW YORK STOCK EXCHANGE AND THE AMSTERDAM STOCK
                       EXCHANGE BETWEEN OCTOBER 17, 2002
                              AND DECEMBER 24, 2002

Purchases on the Amsterdam Stock Exchange (all amounts other than number of shares in Euros)

                      Number of Common    Price per Common     Total Purchase
                      Shares Purchased      Share (Euro)         Price (Euro)
October 17, 2002           25,000               90.00             2,250,000
October 17, 2002           25,000               90.25             2,256,250
October 25, 2002           25,000               91.20             2,280,000
October 25, 2002           28,207               91.00             2,566,837
October 28, 2002           50,000               90.45             4,522,500
October 28, 2002           30,600               90.30             2,763,180
October 28, 2002           10,516               90.05               946,966
October 29, 2002           20,000               90.00             1,800,000
October 29, 2002           50,000               89.60             4,480,000
October 30, 2002           12,000               90.70             1,088,400
October 30, 2002           13,500               90.95             1,227,825
October 30, 2002           10,000               91.30               913,000
October 31, 2002           10,000               91.45               914,500
November 6, 2002           10,000               91.50               915,000
November 6, 2002           25,000               91.60             2,290,000
November 7, 2002           20,000               91.35             1,827,000
November 7, 2002           10,000               91.30               913,000
November 7, 2002           15,000               91.25             1,368,750
November 7, 2002           14,500               91.25             1,323,125

November 8, 2002           10,000               91.00               910,000
November 8, 2002           10,000               90.95               909,500
November 8, 2002           12,000               90.85             1,090,200
November 8, 2002           10,000               90.55               905,500
November 8, 2002           30,000               90.40             2,712,000
November 12, 2002          11,000               90.00               990,000
November 12, 2002          10,000               90.05               900,500
November 12, 2002          29,000               90.00             2,610,000
November 12, 2002          10,000               89.50               895,000
November 13, 2002          50,000               89.65             4,482,500
November 13, 2002          30,000               89.60             2,688,000
November 13, 2002          15,000               89.30             1,339,500
November 13, 2002          12,000               89.35             1,072,200
November 14, 2002          20,000               89.89             1,797,800
November 14, 2002          45,000               90.00             4,050,000
November 15, 2002          35,000               90.50             3,167,500
November 19, 2002          20,000               90.55             1,811,000
November 19, 2002          15,000               90.45             1,356,750
November 20, 2002          12,000               90.85             1,090,200
November 20, 2002          15,000               90.70             1,360,500
November 20, 2002          10,000               90.65               906,500
November 20, 2002          20,000               90.85             1,817,000
November 21, 2002          27,000               91.00             2,457,000
November 21, 2002          20,000               90.95             1,819,000
November 22, 2002          10,000               91.00               910,000

December 23, 2002          30,000               87.60             2,628,000
December 23, 2002          30,000               87.55             2,626,500
December 23, 2002          20,000               87.50             1,750,000
December 24, 2002          25,000               87.70             2,192,500
                           ------               -----             ---------
TOTAL                      997,323                               89,891,483




Purchases on the New York Stock Exchange (all amounts other than number of shares in U.S. Dollars)

                      Number of Common    Price per Common     Total Purchase
                      Shares Purchased        Share ($)           Price ($)
October 29, 2002           22,000               88.75             1,952,500
October 29, 2002           58,000               89.00             5,162,000
November 5, 2002           20,000               91.50             1,830,000
----------------           ------               -----             ---------
TOTAL                      100,000                                8,944,500